Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-169650
October 15, 2010
TAL Education Group
     TAL Education Group, or our company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: Credit Suisse (1-800-221-1037) or Morgan Stanley & Co. International plc (1-866-718-1649) (calling these numbers is not toll free outside the United States). You may also access our company’s most recent prospectus dated October 15, 2010 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1499620/000095012310093509/h04316a2fv1za.htm
     The following information supplements and updates the information contained in our company’s preliminary prospectus dated October 6, 2010. All references to page numbers are to page numbers in Amendment No. 2 to the registration statement on Form F-1.
(1) The first sentence under “Summary—Our Business” on page 1, the first sentence under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on page 58, the first sentence under “Business—Overview” on page 90 and the first sentence under “Business—Our Strengths—Largest K-12 After-School Tutoring Service Provider in China” on page 91 has each been replaced with the following sentence:
     We are the largest K-12 after-school tutoring service provider in China as measured by income from operations in 2009, according to iResearch. In terms of revenues in 2009, we are one of the largest K-12 after-school tutoring service providers in China, according to iResearch.
(2) The table under “Capitalization” page 43 has been replaced in its entirety with the following table:

	As of August 31, 2010
			Pro forma as
	Actual	Pro forma	adjusted

Dividend proposed	$—	$30,000,000	$—
Series A preferred shares ($0.001 par value, 5,000,000 shares authorized, issued and outstanding)	9,000,000	—	—

Equity:
Class A common shares ($0.001 par value, 500,000,000 shares authorized and nil issued and outstanding, actual; 500,000,000 shares authorized, nil issued and outstanding, pro forma; 500,000,000 shares authorized, 24,000,000 shares issued and outstanding, pro forma as adjusted)(1)	—	—	24,000
Class B common shares ($0.001 par value, 495,000,000 shares authorized, 120,000,000 shares issued and outstanding, and 125,000,000 shares issued and outstanding on a pro forma basis)(1)	120,000	125,000	125,000
Additional paid-in capital(2)	1,699,503	(19,305,497)	78,931,364
Retained earnings(3)	30,173,018	30,173,018	30,173,018
Accumulated other comprehensive income	288,226	288,226	288,226

Total equity	32,280,747	11,280,747	109,541,608

Total capitalization	$41,280,747	$41,280,747	$109,541,608

Notes:

(1)	Effective September 29, 2010, our share capital was re-designated into Class A and Class B common shares under our third amended and restated memorandum and articles of association.

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per ADS would increase (decrease) each of additional paid-in capital, total shareholders equity and total capitalization by $11.2 million.

(3)	Includes $4.9 million in statutory reserves that are not available for distribution pursuant to PRC laws.

(3) The following paragraph has been added as the paragraph that starts at the bottom of page 151 and ends at the top of page 152 under “Underwriting” section:
     Our existing shareholders Tiger Global Five China Holdings and KTB China Optimum Fund and their respective affiliates have indicated to the underwriters and us their interest in subscribing for ADSs offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered in this offering. The underwriters are currently under no obligation to sell ADSs to these shareholders and their affiliates, and any sale of ADSs to them, if at all, may satisfy their subscription in full or in part. The number of ADSs available for sale to the general public will be reduced to the extent that our existing shareholders purchase those ADSs.